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Exhibit (a)(1)(F)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 31, 2014, and the related Letter of Transmittal, as they may be amended or supplemented from time to time, and the information contained therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. state in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that U.S. state. In any U.S. state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that U.S. state.

Notice of Offer to Purchase
by
STR Holdings, Inc.
for Cash
Shares of Its Common Stock for an Aggregate Purchase Price of Not More Than $30,000,000
at a Per Share Purchase Price
Not Greater Than $1.54 Per Share Nor Less Than $1.00 Per Share

        STR Holdings, Inc., a Delaware corporation (the "Company"), is offering to purchase for cash up to $30,000,000 of shares of its common stock, par value $0.01 per share (the "Shares"), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $1.54 per Share and not less than $1.00 per Share ("Auction Tenders"), or (ii) purchase price tenders ("Purchase Price Tenders"), in either case, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 31, 2014 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 28, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

        The Company's Board of Directors determined to pursue the Offer as a mechanism for returning capital to stockholders. The Offer is not conditioned upon obtaining financing or any minimum number of Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in Section 6 of the Offer to Purchase.

        While the Company's Board of Directors has authorized the Offer, it has not made and is not making, and none of the Company, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary (as defined below) has made or is making, any recommendation to the Company's stockholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the related Letter of Transmittal, including the purposes and effects of the Offer. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers, dealers, commercial banks, trust companies or other nominees.

        Our directors, executive officers and affiliates are entitled to participate in the Offer on the same basis as all other stockholders. Certain members of the Board of Directors advised us that such members of the Board of Directors intend to tender all or a portion of their respective Shares in the Offer. In addition, one of the members of our Board of Directors, who is a member of the investment committee of our largest stockholders (the "Stockholder") intends to tender all or a portion of the Shares beneficially owned by the Stockholder in the Offer. Certain other members of the Board of Directors and each of our executive officers have informed us that they do not intend to tender any Shares in the Offer; provided however, that one such member of our Board of Directors has a pecuniary interest in certain Shares held by the Stockholder which may tender all or a portion of its Shares in the Offer. The equity ownership of our directors, executive officers and affiliates who do not tender their Shares in the Offer will proportionately increase as a percentage of our outstanding common stock following the consummation of the Offer.

        The Company believes that the "modified Dutch auction" tender offer mechanism is a prudent use of the Company's financial resources and an efficient way to return capital to stockholders who wish to receive cash for all or a portion of their Shares. The Offer provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with market sales. In addition, stockholders who wish to achieve a greater percentage of equity ownership in the Company will be able to do so by not tendering their Shares in the Offer and, if the Company completes the Offer, will therefore have a greater percentage ownership in the Company and its future earnings and assets, while also bearing the attendant risks associated with owning Shares.

        Odd Lot Holders (as defined in the Offer to Purchase) who hold Shares registered in their names and tender their Shares directly to Broadridge Corporate Issuer Solutions, Inc. (the "Depositary"), and whose Shares are purchased pursuant to the Offer, will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a stockholder owns Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Shares on the stockholder's behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any such transaction costs will apply.

        In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not greater than $1.54 per Share and not less than $1.00 per Share (in increments of $0.05), at which they are willing to sell their Shares to the Company in the Offer. After the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the "Purchase Price"), which will be not greater than $1.54 per Share and not less than $1.00 per Share, that it will pay for Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering Shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.00 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than $1.54 per Share and not less than $1.00 per Share, at which Shares have been tendered or have been deemed to be tendered under the Offer that will enable the Company to purchase the maximum number of Shares properly tendered pursuant to the Offer and not properly withdrawn having an aggregate purchase price not exceeding $30,000,000. Shares properly tendered pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price.

        The Company expressly reserves the right, in its sole discretion, to change the Purchase Price range and to increase or decrease the aggregate purchase price of Shares sought in the Offer, subject to applicable law. In addition, in accordance with the rules of the U.S. Securities and Exchange Commission, the Company also reserves the right, without amending or extending the Offer, to increase the number of Shares accepted for payment in the Offer by no more than 2% of the number of the outstanding Shares and thereby increase the aggregate purchase price of Shares purchased in the Offer to more than $30,000,000.

        As of December 31, 2013, there were 41,886,915 Shares outstanding. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after that time. Assuming the Offer is fully subscribed, and subject to any increase we later make, the maximum possible, number of Shares that will be purchased pursuant to the Offer is 30,000,000 or 71.6% of our outstanding Shares.

        Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $30,000,000, the Company will purchase Shares:

  •
  First, from all holders of "odd lots" of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date; and

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  Second, from all other stockholders who properly tender Shares at or below the Purchase Price (and do not properly withdraw them prior to the Expiration Date), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares, until the Company has purchased Shares resulting in an aggregate purchase price of $30,000,000.

Therefore, the Company may not purchase all of the Shares that its stockholders tender even if tendered at or below the Purchase Price.

        Stockholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Date, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery. The proration period is the period for accepting shares on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Date.

        For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the "odd lot" priority and proration provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

        Payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of certificates for such Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary's account at DTC, a properly completed and duly executed Letter of Transmittal including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of any book-entry transfer, and any other required documents. Any stockholder who wishes to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are being tendered. The same Shares cannot be tendered at more than one price, unless such Shares have been previously and properly withdrawn.

        If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

        If any certificate representing Shares has been lost or destroyed, the stockholder should promptly notify the Depositary at the phone number or address set forth on the back cover page of the Offer to Purchase.

        The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the

Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. The Company's reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended, which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer. In the event of an extension, the term "Expiration Date" will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder's Shares.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless the Company has already accepted such tendered Shares for payment, stockholders may withdraw their tendered Shares at any time after 11:59 p.m., New York City time, on March 28, 2014. Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares, and the price at which the Shares were tendered. A stockholder who has tendered Shares at more than one price must complete and deliver a separate notice of withdrawal for Shares tendered at each price. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, properly withdrawn Shares may be re-tendered prior to the Expiration Date by stockholders following the procedures described in the Offer to Purchase.

        All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company in its sole discretion and will be final and binding on all parties. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of Shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

        Generally, the receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) from the Company in exchange for the Shares tendered in the Offer will be a taxable event for U.S. federal income tax purposes. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

        The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

        Please direct any questions or requests for assistance to Georgeson Inc. (the "Information Agent") or Cowen and Company, LLC (the "Dealer Manager") at their respective telephone numbers and addresses set forth below.

        Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

        The Depositary for the Offer is:

        Broadridge Corporate Issuer Solutions, Inc.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

480 Washington Blvd, 26th Floor Jersey City, New Jersey 07310 Toll-Free (888) 877-5373	599 Lexington Avenue New York, New York 10022 (212) 201-4888

January 31, 2014

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  Exhibit (a)(1)(F)